

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2011

Ratree Yabamrung, President
SOEFL, Inc.
112 North Curry Street
Carson City, Nevada 89703

Re: SOEFL, Inc.
Post-effective amendment No. 1 to Form S-1
Filed January 6, 2011
File No. 333-158153

Form 10-K for the fiscal year ended December 31, 2009
Form 10-Q for the quarterly period ended March 31, 2010
Form 10-Q for the quarter period ended June 30, 2010
Form 10-Q for the quarterly period ended September 30, 2010
File No. 333-158153

Dear Ms. Yabamrung:

We have conducted a limited review of your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-effective Amendment No. 1

General

1.   Your registration statement was initially declared effective November 4, 2009 with audited financial statement through the fiscal year ended December 31, 2008. Please advise as to whether any sales have been after August 3, 2010 under this registration statement.

Executive Compensation

Summary of Compensation, page 49

2.   Please amend your filing to update your executive compensation disclosure to include information for fiscal year ended December 31, 2010. For guidance, see Regulation S-K Compliance and Disclosure Interpretation 217.11, available on our website at http://sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Part II

Exhibits and Financial Statement Schedules, page 55

3.   Please include with your amended filing an updated consent of your independent registered public accounting firm and an updated opinion of counsel.

Forms 10-K for the fiscal year ended December 31, 2009, Forms 10-Q for the quarterly periods ended March 31, 2010, June 30, 2010 and September 30, 2010

Exhibits and Financial Statement Schedules

4.   We note that you have included your certification required by Rule 15d-14(a) at the end of your periodic reports, instead of as exhibits. In subsequent filings, please include your certifications as exhibits to your periodic reports. See paragraphs (b)(31)-(32) to Item 601 of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any questions.

Sincerely,

Mark P. Shuman
Branch Chief